SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 01 August 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures: Sasol considering the disposal of its Olefins and Surfactants (O&S)
business excluding its co-monomers activities in South Africa

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

Sasol considering the disposal of its Olefins and Surfactants (O&S) business excluding its co-monomers activities in South Africa

Sasol announced today that it is considering the disposal of its Olefins and Surfactants (O&S) business excluding its co-monomers activities in South Africa.

Sasol acquired Condea in March 2001 from German-based RWE Dea for €1,3 billion. Most of this business was subsequently hosted in Sasol O&S with production facilities mainly in the USA, Europe and South Africa. A smaller part of the business was hosted in Sasol Solvents which, together with the South African-based solvents activities, forms a global solvents business. The entire solvents business is being retained by Sasol.

"Since the acquisition, substantial success has been achieved in reducing costs and improving the productivity at Sasol O&S. Pleasing progress has also been made in strengthening relationships with key customers," says Sasol deputy chief executive Trevor Munday.

"In 2003, Sasol determined that it would continue to grow its chemical businesses conditional upon projects leveraging its technology or securing integrated and highly cost-competitive feedstock positions. The O&S business is only partially integrated upstream into feedstocks and has not adequately provided the integration benefits which Sasol requires," says Munday.

Sasol has embarked on an exciting international commercialisation programme of its leading gas-to-liquid (GTL) fuels technology and possibly also at a later stage its coal-to-liquid (CTL) technology. "This is expected to require significant funding. The GTL and CTL ventures will support or enhance traditionally high margins achieved by Sasol as a consequence of its technology and operating prowess," says Sasol chief executive Pat Davies.

"To optimally leverage both its talented people and financial resources in the next few years, Sasol wishes to establish the saleability of Sasol O&S at fair value," says Davies. "During this process, Sasol will remain committed to the strategic and operational goals of Sasol O&S and will continue to provide the business with the support necessary to uphold its effectiveness and success," he says.

Deutsche Bank has been appointed to assist Sasol in procuring offers, assessing the feasibility and attractiveness thereof and executing any potential transaction.

-ends-

1 August 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 01 August 2005

By: /s/   N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary